Auxilium Pharmaceuticals, Inc.
Michael J. Purvis
Senior Associate General Counsel and
Assistant Secretary
640 Lee Road
Chesterbrook, PA 19087
(484) 321-5944
mpurvis@auxilium.com

Auxilium Pharmaceuticals, Inc.

File Number 000-50855

Via Edgar

April 8, 2014

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 27, 2014
File No. 000-50855

Dear Mr. Riedler:

This letter reflects the responses of Auxilium Pharmaceuticals, Inc. (“Auxilium” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Mr. Michael Purvis, Senior Associate General Counsel of Auxilium, dated April 7, 2014, (the “Comment Letter”) relating to Auxilium’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”). We have reproduced the Staff’s comments below, which are numbered to correspond to the comment numbers in the Comment Letter, and we have responded below to each comment.

Proposal 4:  Approval of the Amendment and Restatement of the Company’s Certificate of Incorporation, page 11

SEC Comment:

1.              We note your disclosure that you are seeking shareholder approval of an increase in the amount of authorized common shares from 120,000,000 to 150,000,000, which, if approved, would result in additional authorized but unissued shares that may be issued by your Board of Directors in its discretion.  In addition to any agreements that the company may have with respect to these additional authorized but unissued shares, please disclose whether you currently have, or do not have, any specific plans to issue such shares.  If such plans exist, please disclose all material information.

Auxilium Response:

We do not currently have any specific plans or understandings for the issuance of the additional shares of authorized stock.  We will add such disclosure to our Preliminary Proxy under Proposal 4 by stating our rationale as follows, with new disclosure set forth below in bold:

Reasons for Increasing the Number of Authorized Shares

Our Board has determined that the proposal to increase the number of shares of authorized stock is desirable and in the Stockholders’ best interest because it would provide the Company with the ability to support its present capital needs and future anticipated growth and would provide the Company with the flexibility to consider and respond to future business opportunities and needs as they arise, including equity offerings, convertible debt offerings, acquisitions, issuances under stock incentive plans and other corporate purposes.

The availability of additional shares of common stock would permit the Company to undertake certain of the foregoing actions without delay and expense associated with holding a special meeting of Stockholders to obtain Stockholder approval each time such an opportunity arises that would require the issuance of shares of our common stock.  We have no current agreements for the foregoing.  In addition, we do not currently have any specific plans or understandings for the issuance of the additional shares of authorized stock.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing have been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at 484-321-5944.

Very truly yours,

/s/ Michael J. Purvis

Michael J. Purvis
Senior Associate General Counsel & Assistant Secretary

cc:           Andrew Koven

Chief Administrative Officer and General Counsel

(Auxilium Pharmaceuticals, Inc.)

James E. Fickenscher

Chief Financial Officer

(Auxilium Pharmaceuticals, Inc.)

Michael N. Peterson

(Morgan, Lewis & Bockius, LLP)

Woodrow D. Anderson

(PricewaterhouseCoopers LLP)